EXHIBIT (a)(1)(xiv)
Internal Post and E-mail Announcement

To:	Eligible Mellanox Employees

From:	TenderOffer@Mellanox.com

Date:	April 7, 2009

Re:	Mellanox Option Exchange Program — Israeli Tax Matters
Dear Employee:
We wish to update Israeli employees regarding the Israeli tax ruling effort now underway and related to the option exchange offer.
During a telephone call, an ITA official informed us that the pending ruling will provide that the re-pricing event will NOT be a tax event for Mellanox or for any employee.
The ITA official confirmed for us that this was the policy of the ITA, which has been expressed in a previously publicized written ruling.
Thank you.